Writer’s Direct Number (212) 756-2497	Writer’s E-mail Address james.nicoll@srz.com

May 18, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:                           Ms. Allicia Lam

Re:	Aeroflex Holding Corp.
Registration Statement on Form S-1
Filed April 6, 2010
File No. 333-165920 (the “Registration Statement”)

Dear Ms. Lam:

On behalf of Aeroflex Holding Corp. (the “Registrant”), we have filed simultaneously by EDGAR Amendment No. 1 to the above referenced Registration Statement (“Amendment No. 1”) addressing comments contained in the Comment Letter (as defined below).

This letter is in response to the comments of the Staff set forth in its letter dated May 3, 2010, concerning the Registration Statement (the “Comment Letter”).  For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment.  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Our response to the Staff’s comments set forth in the Comment Letter are as follows:

General

1.                                       Please note that you may circulate a preliminary prospectus only after you file it as part of your registration statement on EDGAR, and any preliminary prospectus you circulate must include all non-Rule 430A information.  This includes the price range and related information based on a bona fide estimate of the public offering within that range.  Note that we may have additional comments after you file all exhibits and fill in the blanks currently in the draft.

The Registrant confirms that any preliminary prospectus it circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.  The Registrant acknowledges that, once included, the price range will affect disclosures throughout the Registration Statement and further acknowledges that the Staff may have additional comments once all exhibits have been filed and once all of the blanks in the Registration Statement have been filled in.

2.                                       Please submit all artwork that you intend to use as soon as practicable.

The Registrant has elected not to use any artwork in the Registration Statement and references to artwork have been deleted from the Registration Statement.

Market Ranking and Industry Data; Trademarks and Trade Names; and Naming Conventions Used in this Prospectus, page ii

3.                                       While we do not object to the location of your Table of Contents, your Prospectus Summary and Risk Factors should immediately follow your Prospectus Cover Page.  Please relocate the disclosure under these headings to another location in your prospectus.

Revisions have been made in response to this comment.  See pages 1 and 37.

Market Ranking and Industry Data, page ii

4.                                       Please provide copies of the industry publications, surveys, and other sources of statistics which you cite in this registration statement, clearly marking the relevant sections of these reports.  For each report, please also tell us:

•                  how you confirmed that the data reflects the most recent available information;

•                  whether the data is publicly available;

•                  whether the data was prepared for use in the registration statement:

•                  whether the authors of the data consented to your use of it in the registration statement; and

•                  whether you paid for the compilation of the data and, if you were affiliated with the preparation of the data in these two studies, please ensure that your disclosure clearly indicates the nature of all such affiliations

The Registrant has supplementally provided to the Staff copies of the industry publications, surveys, and other sources of statistics which are cited in the Registration Statement.  The Registrant clearly marked the relevant section of such sources.  Responses to the Staff’s inquiries with respect to each of these sources are set forth on Annex A attached hereto.

Prospectus Summary, page 2

5.                                       Please clarify the basis for your comparison that supports your statements regarding your status as a “leading global provider” and “extensive know-how,” and “top three global position” and provide us objective support for your statements.

The Registrant advises the Staff that there is limited publicly available information, and no applicable third-party research, regarding its relative position in the markets in which it claims to be a leader.  The Registrant’s statements about being a leading global provider and having a top three global position are based on the Registrant’s good faith estimates, which are based on the Registrant’s knowledge and experience in the markets in which it operates.  The Registrant’s knowledge is primarily derived from interactions with customers, potential customers, suppliers, licensors, government officials and other industry participants.  In addition, the Registrant has acquired relevant information through participation in trade shows, receipt of and responses to requests for proposals from government and private sector customers and other market sources.  The Registrant’s estimates of market size and its market share are based on internal data developed by the Registrant which take into account the foregoing knowledge.  The Registrant notes that it draws upon the considerable industry experience of Leonard Borow, its President and Chief Executive Officer, and John Buyko, its Executive Vice President and President of its Aeroflex Mircoelectronic Solutions segment, in making estimates with respect to market size and market share.  The Registrant notes that Mr. Borow has 37 years of industry experience and that Mr. Buyko has 27 years of industry experience.  The Registrant also notes that, for discussion purposes, calendar year 2009 estimates of market share and market size are used because they are the most recent historical estimates management has made.

The Registrant states that it believes it has “a top three global position . . . in product categories representing the majority of [its] revenue.”  The categories representing the majority of the Registrant’s revenue are:

•                  HiRel RadHard microelectronics/semiconductors for space;

•                  RF and microwave components;

•                  Mixed-signal/digital ASICs for medical and security imaging;

•                  Motion control products;

•                  Wireless LTE test equipment;

•                  Military radio and PMR test equipment;

•                  Avionics test equipment; and

•                  Synthetic test equipment.

Because the Registrant’s market position has been determined based on management’s good faith, reasonable estimates, statements about market positions are noted in the Registration Statement as a belief or as an estimate.  A discussion of each product category follows.

HiRel RadHard microelectronics/semiconductors for space

The Registrant estimates that the calendar year 2009 market for HiRel RadHard microelectronics/semiconductors for space was $300 million, of which it had a significant market share of approximately $100 million.  The Registrant believes there are at least two competitors (Honeywell International Inc. and BAE Systems plc) that also have a significant market share within the product category, with at least one smaller competitor (Microsemi Corporation) specializing in products such as transistors.  In addition, the Registrant believes it has the broadest portfolio of radiation hardened standard products for the space market.  Because of this broad product portfolio and an approximately 33% market share, the Registrant believes it holds a top 1 or 2 position in the market.

RF and microwave components

The Registrant estimates that the calendar year 2009 market for the RF and microwave components it sells (including principally attenuation products such as programmables and switch matrices, microwave semiconductors and HiRel diodes) was approximately $400 million, of which it had a significant market share of approximately $75 million.  The Registrant believes its major competitors in this market are M/A Com, Microsemi Corporation, Anaren Inc., Freescale Semiconductor, Inc. and Hittite Microwave Corporation.  The Registrant believes the RF and microwave components market is highly fragmented and includes thousands of products.  The Registrant believes that there are a large number of participants within this market and that most participants have a small market share.  Because of the large number of market participants and its significant market share, the Registrant believes it holds the number 2 or 3 position in the market.

Similarly, within this market, the Registrant believes it is the number 2 or 3 supplier of attenuation products, including programmables and switch matrices, microwave semiconductors and HiRel diodes and is “a leading global provider” of RF and microwave integrated circuits, components and systems.  The Registrant believes that its attenuation products have achieved significant market acceptance by its customers.  The Registrant also believes that there are a large number of providers of such products and most participants have a small market share.

Mixed-signal/digital ASICs for medical and security imaging

The Registrant estimates that the calendar year 2009 market for mixed-signal/digital ASICs for medical and security imaging was $120 million, which includes products designed and manufactured only for internal use by General Electric Company, a leader in the CT market.  The Registrant has a significant market share of approximately $21 million and is a supplier to two of the other three leaders in the CT market, excluding General Electric Company.  The Registrant also believes it has a leadership position in radiation hardened, x-ray read-out electronics for CT and Digital X-Ray for medical markets.  The Registrant’s main competitors in this market are Honeywell International Inc., Analog Devices, Inc. and Texas Instruments Incorporated.  Because of the Registrant’s significant market share relative to the overall market size and leadership in x-ray read-out electronics for CT and Digital X-Ray, the Registrant believes it holds a top 1 or 2 position in the market.

Motion control products

The Registrant estimates that the calendar year 2009 market for motion control products was $250 million, of which it had an approximately $25 million market share (without giving effect to the Registrant’s acquisition of Airflyte Electronics in June 2009, which the Registrant believes will increase its overall market share to $40 million for calendar year 2010).  The Registrant believes that there is one significant competitor (Moog Inc.) with an approximately $180 - $200 million market share.  The other participants in the market (other than the Registrant and Moog Inc.) have relatively small market shares.  Based on the Registrant’s significant market share of the remaining estimated market (after taking into account the market share of Moog Inc.), the Registrant believes it holds the number 2 position in the market.

Wireless LTE test equipment

The Registrant believes it was first to market with its family of next generation LTE handset and infrastructure test products in 2009 and believes it has sold more LTE handset and infrastructure test products than any other market participant.  The Registrant estimates that it will sell $40 - 50 million in LTE test equipment in calendar year 2010 and will have an approximately 50% market share for the calendar year 2010.  Because of the Registrant’s significant estimated market share, the Registrant believes it holds the number 1 position in the market.

Military radio and PMR test equipment

The Registrant estimates that the calendar year 2009 market for military radio test equipment was $37 million, of which it had a significant market share of approximately $27 million.  The Registrant has long-standing, sole-source contracts with the U.S. Army (eight years) and the U.S. Air Force (ten years), and recently won a five-year, sole-source contract with the U.S. Marine Corps.  Within the military radio test equipment market, the Registrant has one principal competitor (Astronics DME Test Solutions), which the Registrant believes has an approximately $5 million market share.  The Registrant recently received a $16 million purchase order for its product that is in direct competition with Astronics DME’s product.  The Registrant estimates that the calendar year 2009 market for PMR test equipment was $57 million, of which it had a significant market share of approximately $42 million.  Because of the Registrant’s significant market share relative to the overall market size (approximately 74% of the military radio test equipment market and approximately 74% of the PMR test equipment market), the Registrant believes it holds the number 1 position in both the military radio test equipment market and the PMR test equipment market.

Avionics test equipment

The Registrant estimates that the calendar year 2009 market for avionics test equipment was $105 million, of which it had a significant market share of approximately $46 million.  The Registrant’s market position was strengthened by its acquisition of IFR Systems and subsequent acquisition of JC Air.  At the time of its acquisition, the Registrant believes JC Air had the number 2 market position.  The Registrant believes that the remaining $59 million of market share is held by many other competitors (Tel-Instrument Electronics Corp., EADS, N.V., Teradyne, Inc., Honeywell International Inc., Rockwell Collins Inc. and HR Smith (Technical Developments) Limited).  Because of the Registrant’s significant market share relative to the overall market size (approximately 44% of the overall market), the Registrant believes it holds the number 1 position in the market.

Synthetic test equipment

The Registrant believes it was the first company to market synthetic test equipment.  The Registrant notes that certain competitors sell synthetic test equipment but the Registrant believes it is the only company that currently sells a fully synthetic test system.  The Registrant has an approximately $24 million market share for synthetic test equipment, including fully synthetic test systems, having installed approximately 50 systems for its customers.  The Registrant recently signed a $6.8 million contract with Space Systems/Loral.  Because of the Registrant’s leadership in fully synthetic test systems, the Registrant believes it holds the number 1 position in the market.

The Registrant’s statements about its “know-how” are based on:

•                  the institutional knowledge developed over the Registrant’s 73 year history;

•                  the collective knowledge of professionals working for the Registrant, including that of the more than 600 engineers employed by the Registrant;

•                  the management team having an average of 27 years in the industry;

•                  the Registrant’s patent portfolio;

•                  the Registrant’s proprietary technology;

•                  the Registrant’s collaboration with its customers; and

•                  the Registrant’s design and development of products that are designed into customer products or test procedures.

6.                                       The disclosure in the summary should be a balanced presentation of your business.  Please balance the description of your strengths with an equally prominent description of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans.

Revisions have been made in response to this comment.  See page 5.

The Offering - Use of Proceeds, page 7

7.                                       We note that pursuant to the advisory agreement you will pay the designated affiliates of your Sponsors a transaction fee on your offering.  Please disclose this payment as a use of proceeds.

The Registrant has revised its disclosure to indicate that a portion of the proceeds will be used to pay a termination fee to affiliates of the Sponsors.  The Registrant no longer intends to pay a transaction fee to affiliates of the Sponsors in connection with the initial public offering.  See pages 8, 38 and 115.

We license third-party technologies for the development of certain of our products, page 21

8.                                       Please revise the caption of this risk factor to include a description of the risks that result from your licensing of third-party technologies.

Revisions have been made in response to this comment.  See pages 22-23.

Our senior secured credit facility, our senior subordinated unsecured credit facilities…, page 28

9.                                       Please revise this risk factor to discuss the fact that to the extent that you have consolidated excess cash flow, as defined in your credit agreement governing your senior secured credit facility, you must use specified portions or the excess cash flow to prepay senior secured debt, as you have discussed in the risk factor “To service our indebtedness and other obligations…” on page 28.

Revisions have been made in response to this comment.  See pages 29-30.

Capitalization, page 40

10.                                 Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization, since this item is not a component of capitalization for purposes of this disclosure.

Revisions have been made in response to this comment.  See page 41.

Management’s Discussion and Analysis
Results of Operations, page 54

11.                                 We see that you present “Non-GAAP” financial information for the year ended June 30, 2008 that combines the predecessor and successor amounts for this period.  Considering the significant change in basis of your assets and liabilities during this period please tell us why it is appropriate to combine information for the pre-and post-transaction with a different basis.  Please tell us your consideration of any adjustments necessary to comply with Article 11 of Regulation S-X.  In addition, tell us how your presentation complies with Item 303 of Regulation S-K.

The Registrant has combined results of operations information for the predecessor and successor periods with respect to the year ended June 30, 2008 because it believes that this presentation is beneficial to investors by providing an easier-to-read discussion of results of operations and provides investors with information from which to analyze its financial results that is more consistent with the manner that management reviews and analyzes results of operations.  The Registrant notes that Instruction 1 to Item 303(a) of Regulation S-K states that the “registrant’s discussion and analysis shall be of the financial statements and other statistical data that the registrant believes will enhance a reader’s understanding of its financial condition, changes in financial condition and results of operations.”  The Registrant believes that the combined presentation of results of operations for the predecessor and successor periods for the year ended June 30, 2008 enhances investors’ understanding of its results of operations by providing information that investors may use for comparative purposes.  The Registrant notes that it has clearly labeled its combined presentation of results of operations for the predecessor and successor periods as a non-GAAP presentation so investors are aware of the limitations of this presentation.  The Registrant also notes that it has provided a separate presentation of predecessor and successor results of operations within the year ended June 30, 2008 in accordance with Item 303 of Regulation S-K.  Accordingly, the Registrant believes that it has provided investors with all information that is necessary to an understanding of its financial condition, changes in financial condition and results of operations in accordance with Item 303 of Regulation S-K.

The Registrant respectfully submits that Article 11 of Regulation S-X does not require the Registrant to provide a pro forma statement of operations for the year ended June 30, 2008.  Pursuant to Section 1(a)(1) of Article 11 of Regulation S-X, pro forma financial information is required if, “during the most recent fiscal year or subsequent interim period for which a balance sheet is required by §210.3-01, a significant business combination . . . has occurred”.  Since the Going Private Transaction occurred prior to the most recent fiscal year, the Registrant submits that it is not required to provide pro forma financial statements relating to the Going Private Transaction.

Furthermore, the Registrant’s discussion of its results of operations includes specific descriptions of the impact of the Going Private Transaction where applicable.  For example, in comparing gross profit for the year ended June 30, 2009 and the year ended June 30, 2008, the Registrant has specified the impact of each type of purchase accounting adjustment from the Going Private Transaction on gross margin on page 60, and page 61 contains a discussion of gross margin excluding purchase accounting adjustments.  The Registrant believes that such discussion provides investors with more meaningful information than the inclusion of a pro forma statement of operations for the year ended June 30, 2008.  See pages 55, 60 and 61.

Six months Ended December 31, 2009 Compared to Six Months Ended December 31, 2008

12.                                 Please revise to further disclose the reason for variances in sales each period.  For example, discuss the reasons for the increases in sales of ICs microelectronic modules in the AMS segment or the increases in wireless test products or synthetic test products and decrease in sales of PXI-based test equipment in the ATS segment.

The Registrant has updated the Registration Statement, including the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, to include financial information for the nine month periods ended March 31, 2010 and March 31, 2009.  This updated MD&A disclosure contains a discussion of the reasons for variances in sales between these periods.  See page 57.

Liquidity and Capital Resources, page 67

13.                                 Please revise to further discuss the material debt covenants related to your senior secured credit facility, including the risks of not meeting these covenants and the impact to liquidity if these covenants are not met.

Revisions have been made in response to this comment.  See pages 68-69.

Business, page 73

14.                                 We see that you present “adjusted EBITDA margin” on pages 2, 81, 83 and 84.  Please tell us where you have provided the disclosures required by Item 10(e) of Regulation S-K as it relates to this non-GAAP measure.

The Registrant has provided the disclosures required by Item 10(e) of Regulation S-K on pages 2, 12 and 45.

Manufacturing, page 88

15.                                 Your disclosure in this section implies that you operate under a “fabless semiconductor manufacturing model” while your disclosure on page 74 indicates that you have a fabless model for your AMS segment and utilize your own manufacturing for your ATS segment.  Please revise your disclosure so that it is consistent throughout your registration statement.

Revisions have been made in response to this comment.  See pages 4, 20, 82, 89.

Intellectual Property, page 89

16.                                 Please disclose information regarding the duration of material patents and licenses as well as the termination provisions of material licenses.

Revisions have been made in response to this section.  See pages 91-92.  The Registrant notes that it believes that none of its patents nor licenses are material to its business.

Properties and Facilities, page 94

17.                                 Please revise to include a brief description of the general character and use of the properties listed.

Revisions have been made in response to this comment.  See pages 95-96.

Directors and Executive Officers, page 95

18.                                 Please revise Joe Benavides’s business experience description to clarify that it describes Mr. Benavides’s business experience during the past five years.

Revisions have been made in response to this comment.  See page 99.

Base Salary, page 100

19.                                 We note that the board of directors assesses the executive’s individual performance in setting the base salary levels of the named executive officers.  Please revise to describe the specific items of individual performance that are taken into account in setting base salary and the how base salary is structured and implemented to reflect the named executive officer’s individual performance, describing the elements of individual performance that are taken into account.  Please see Items 402(b)(2)(v) and 402(b)(2)(vii) of Regulation S-K.

The Registrant has revised its disclosure to indicate that increases in base salary are determined solely in accordance with a provision set forth in the employment agreements of each of its named executive officers that provides for increases in base salary based on changes in the general cost of living.  See pages 102-103.

Incentive Bonus Plan, page 101

20.                                 We note that you have not disclosed the specific targets (minimum acceptable Adjusted EBITDA, target, and maximum target EDITDA) to be achieved in order for your named executive officers to earn their respective annual cash incentive payments.  Please revise to include such disclosure.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent, that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to instruction 4 to Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.  Additionally, we note that some of your named executive officers receive discretionary annual bonuses based on the Adjusted EBITDA target.  Please revise to disclose how the Adjusted EBITDA target is used to determine the amounts of the discretionary bonuses.

The Registrant has disclosed the specific targets (minimum acceptable Adjusted EBITDA target, and maximum Adjusted EBITDA target) that had to be achieved in order for the named executive officers to earn the disclosed range of annual cash incentive payments.  See page 103.

In addition, the Registrant has disclosed how Adjusted EBITDA targets are used to determine the discretionary bonuses of its named executive officers other than its Chief Executive Officer and Executive Vice President.  See page 103.

Summary Compensation Table, page 103

21.                                 We note that you footnote the “Option Awards” column to footnote 3 for “Non-Equity Incentive Plan Compensation.”  Please explain or revise.

The Registrant has deleted the footnote to the “Option Awards” column as no option awards were made during the applicable period.  See page 105.

Principal and Selling Stockholders, page 110

22.                                 Please identify the natural person(s) with voting or investment power over the shares held by VGG Holding LLC, Veritas Capital Partners III, L.L.C., and the entities affiliated with Golden Gate Capital and GS Direct.

The Registrant has revised its disclosure to identify the persons with voting or investment power over the Class A membership interests of VGG Holding LLC held by each of the Sponsors.  See page 113.  The Registrant notes that each of the Sponsors holds its interest in the Registrant indirectly through its ownership of Class A membership interests of

VGG Holding LLC and that none of the Sponsors directly holds any shares of the Registrant.

23.                                 Given the nature of the selling shareholder’s relationship with the registrant, please provide us with your legal analysis that the selling shareholder is not an underwriter.

The Registrant respectfully submits to the Staff that the selling stockholder is not, and should not be considered, an “underwriter” within the statutory definition of Section 2(a)(11) of the Securities Act.

Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”  The Division of Corporation Finance’s guidance in Compliance and Disclosure Interpretation 128.04 provides that the determination of whether a purchaser of securities is an underwriter with respect to resales of such securities “depends on the facts and circumstances of the particular case.” Further, guidance in Compliance and Disclosure Interpretation 612.09 provides that the following factors should be considered when evaluating the facts and circumstances of whether a selling security holder is acting as an underwriter selling on behalf of an issuer:

(i) how long the selling stockholder has held the shares;

(ii) the circumstances under which it received them;

(iii) its relationship to the issuer;

(iv) the amount of shares involved;

(v) whether the seller is in the business of underwriting securities; and

(vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

How long the selling stockholder has held the shares.

The selling stockholder acquired the shares that are being registered upon the formation of the Registrant in July 2007.  The Sponsors formed the selling stockholder in connection with the Going Private Transaction as an investment vehicle through which the Sponsors could make an indirect investment in Aeroflex Incorporated.  The Sponsors formed the Registrant in connection with the Going Private Transaction as a wholly-owned subsidiary of the selling stockholder for the purpose of serving as the direct parent company of Aeroflex Incorporated.  Upon the consummation of the Going Private Transaction, all of the shares of Aeroflex Incorporated were held by the Registrant and all of the shares of the Registrant were held by the selling stockholder.  Accordingly, the selling stockholder has held its shares of the Registrant for nearly three years.  The selling stockholder did not acquire the shares with a view to distribution and has accepted the market risk of its investment continuously since July 2007. The Registrant’s shares came to rest with the selling stockholder, which is inconsistent with the practice of an underwriter.

The circumstances under which the selling stockholder received the shares.

The selling stockholder acquired the shares of the Registrant in connection with the Going Private Transaction for investment purposes and not with a view to distribution.  In connection with the Going Private Transaction, each of the Sponsors made a significant equity contribution to the selling stockholder, which in turn made an equity contribution to the Registrant.  The Registrant used this equity contribution, together with equity contributions from certain members of the management of Aeroflex Incorporated and borrowings under certain credit facilities, to pay each of the then existing stockholders of Aeroflex Incorporated cash consideration for their shares.  The purchase price was determined through arm’s-length negotiations between the Sponsors and Aeroflex Incorporated.  Following the consummation of the Going Private Transaction, all of the shares of Aeroflex Incorporated were held by the Registrant and all of the shares of the Registrant were held by the selling stockholder.  These circumstances indicate that the selling stockholder received its shares in connection with the Going Private Transaction as part of the investment by the Sponsors in Aeroflex Incorporated, and that the selling stockholder had no intent to distribute the shares at the time the shares were acquired.

The selling stockholder’s relationship with the issuer.

The nature of the Going Private Transaction and the selling stockholder’s and the Sponsors’ activities and relationship with the Registrant and Aeroflex Incorporated reflect that the selling stockholder became the beneficial owner of the shares as part of a long term investment, and not for purposes of a distribution of securities.

A significant majority of the equity interests of the selling stockholder are held by the Sponsors, which are Veritas Capital, Golden Gate Capital and GS Direct.  Veritas Capital and Golden Gate Capital are private equity firms and GS Direct is an entity within the Merchant Banking Division of The Goldman Sachs Group, Inc. that invests capital primarily alongside corporate and sponsor clients. Each of the Sponsors is in the business of making long-term investments in companies.  None of the Sponsors acquires companies with the specified intent of monetizing their investment through a distribution of shares.  Each of the Sponsors typically holds their portfolio companies for a period of several years before experiencing a liquidity event.  This liquidity event often takes the form of a privately negotiated sale to a single purchaser.  Accordingly, a significant portion of the investments made by the Sponsors never involve a distribution of securities.

The Sponsors acquired their interests in the selling stockholder, and the selling stockholder in turn acquired its interest in the Registrant, for the purpose of making a long-term investment in Aeroflex Incorporated.  The Sponsors did not have any intention at the time of the Going Private Transaction to monetize their investment in Aeroflex Incorporated through an offering of shares. The Sponsors made their investment in Aeroflex Incorporated with the goal of working together to increase the value of Aeroflex Incorporated over an extended period of time.

The amount of shares involved.

The Registrant’s initial public offering consists of a primary offering of shares by the Registrant in addition to the sale of shares by the selling stockholder.  As discussed on page 38 of the Registration Statement, a significant portion of the proceeds from the initial public offering are expected to be used by the Registrant to redeem or prepay certain indebtedness of Aeroflex Incorporated.  None of the proceeds the selling stockholder receives in the initial public offering will be contributed to the Registrant.

Following the initial public offering, it is expected that the selling stockholder will own substantially in excess of a majority of the Registrant’s outstanding shares.  The selling stockholder is expected to be a large holder of the shares of the Registrant for a substantial period of time following the initial public offering.

Whether the seller is in the business of underwriting securities.

The selling stockholder is not in the business of underwriting securities.  As discussed above, the selling stockholder was formed by the Sponsors in connection with the Going Private Transaction as an investment vehicle through which the Sponsors could make an indirect investment in Aeroflex Incorporated.  The selling stockholder is not in the business of selling or underwriting securities and has never been a participant in any distribution of securities.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Based on the totality of the circumstances described above, the selling stockholder is not acting as a conduit for the Registrant.  The Registrant respectfully submits to the Staff that the selling stockholder is not, and should not be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the registration and sale of the shares covered by the Registration Statement.

24.                                 We note that the Limited Liability Company Agreement sets forth forced sale rights, tag along rights and drag-along rights.  Please tell us how you considered these provisions in determining the beneficial ownership of your principal and selling stockholders.

The Registrant expects to enter into an amendment to the Limited Liability Company Agreement of VGG Holding LLC prior to the consummation of the initial public offering that will terminate the forced sale rights set forth in the Limited Liability Company Agreement.

The Registrant respectfully submits that the drag-along rights set forth in the VGG Holding LLC Limited Liability Company Agreement do not cause any holder of membership interests of VGG Holding LLC to have beneficial ownership of the membership interests of any other holder.  Pursuant to the Limited Liability Company Agreement, affiliates of the Sponsors unanimously may require that each holder of membership interests transfer its membership interests in the event each of the Sponsors elects to transfer all of its membership interests to an unaffiliated third party.  The exercise of the drag-along rights is therefore subject to two significant requirements: (i) the requirement that the Sponsors enter into an agreement with an unaffiliated third party who agrees to acquire the membership interests held by the Sponsors and (ii) the requirement that each of the Sponsors elect to exercise the drag-along rights.  The exercise of drag-along rights is therefore contingent upon the occurrence of specified events that are beyond the control of any particular holder of membership interests.    Accordingly, the drag-along rights to do not provide any individual holder of membership interests with the right to dispose of any membership interests held by any other holder.  The Registrant further notes that the drag-along rights do not provide any holder of membership interests with the right to vote membership interests held by any other holder.

The Registrant has added disclosure to footnote 3 on page 113 indicating that affiliates of the Sponsors have drag-along rights with respect to membership interests held by management holders.  The Registrant believes that this disclosure provides investors with the most accurate and meaningful information about the underlying arrangements among the parties.  For the reasons stated above, the Registrant submits that it is not required to include membership interests subject to drag-along rights in determining the beneficial ownership of any holder.

The Registrant respectfully submits that the tag-along rights set forth in the VGG Holding LLC Limited Liability Company Agreement do not cause any holder of membership interests of VGG Holding LLC to have beneficial ownership of the membership interests of any other holder.  The tag-along rights provide the management holders of membership interests of VGG Holding LLC with an option to participate in any transaction pursuant to which affiliates of the Sponsors sell all of their membership interests to a third party that is not affiliated with any of the Sponsors.  The tag-along rights do not provide any holder of membership interests with the right to dispose of membership interests held by any other holder.  Each management holder that has the benefit of tag-along rights may elect to participate in an eligible sale transaction in its sole discretion.  Similarly, the exercise of tag-along rights by any management holder will not provide any management holder with the right to cause the disposition of any membership interests held by any other holder.  Furthermore, the tag-along rights do not provide any holder of membership interests with the right to vote membership interests held by any other holder.  Accordingly, the Registrant believes that the tag-along rights set forth in the Limited Liability Company are not relevant to the determination of beneficial ownership of any holder.

Certain Relationships and Related Party Transactions, page 112

25.                                 Please revise to disclose the information required by Item 404 of Regulation S-K in regards to the transactions with Goldman, Sachs & Co. and its affiliates.  For example, please disclose the approximate dollar values of the amounts involved in the transactions, the approximate dollar values of the amounts of the related person’s interest in the transactions and in the case of the senior notes, please disclose the information required by Item 404(a)(5) of Regulation S-K.

The disclosure requested by the Staff has been added.  See page 117.

Advisory Agreement, page 112

26.                                 We note your disclosure that affiliates of the Sponsors provide “certain” advisory services to you.  Please expand your disclosure to clearly describe those services.  Include risk factor disclosure if you are substantially dependent upon such services.

The disclosure requested by the Staff has been added.  The Registrant is not substantially dependent on such services and, as disclosed in Amendment No. 1, the advisory agreement will be terminated upon the consummation of this offering.  See page 115.

Limited Liability Company Agreement, page 112

27.                                 We note that the Limited Liability Company Agreement sets forth provisions relating to the management and ownership of the parent LLC, including the rights of the Sponsors to appoint members to your board of directors.  As such, it appears that this agreement is a material agreement for purposes of Item 601(b)(10) of Regulation S-K and should be filed as an exhibit to your registration statement.

The Registrant intends to file the Limited Liability Company Agreement as an exhibit to the Registration Statement.  See pages II-5 and II-10.  The Registrant notes that it expects to enter into an amendment to the Limited Liability Company Agreement prior to the consummation of the initial public offering pursuant to which the rights of the Sponsors to appoint members of the board of directors of the Registrant will be terminated.

Conflict of Interest, page 124

28.                                 Please add a risk factor discussing the risks resulting from your Amended and Restated Certificate of Incorporation and your renunciation of any interest or expectancy that you have in, or right to be offered an opportunity to participate in, specified business opportunities.

The Registrant has added a discussion of such risks to the risk factor titled “We are controlled by the Sponsors, whose interests may not be aligned with yours.”  See pages 31-32.

Certain U.S. Federal Tax Consequences, page 126

29.                                 Please revise the heading of this section so that it is clear that you are addressing the material U.S. Federal tax consequences and not just “certain” U.S. Federal tax consequences.

Revisions have been made in response to this comment.  See page 129.

Underwriting, page 130

30.                                 Disclose the offering expenses specified in Item 511 of Regulation S-K.  See Instruction 2 to Item 508(e) of Regulation S-K.

The Registrant has disclosed its estimate of its share of total expenses for the offering, excluding underwriting discounts and commissions on page 135.

31.                                 We note that you state that you and the selling stockholder have agreed to indemnify the several underwriters against certain liabilities.  Please provide a brief description of the indemnification provisions.

Revisions have been made in response to this comment.  See page 135.

Financial Statements

32.                                 Please update the financial statements when required by Rule 3-12 of Regulation S-X.

The financial statements included with Amendment No. 1 have been updated to include financial information for the quarter ended March 31, 2010 to comply with Rule 3-12 of Regulation S-X.

Consolidated Statements of Stockholder’s Equity, page F-5

33.                                 Please tell us where you have disclosed the reasons for the adjustments for the effects of the merger in the predecessor section of the statements of stockholder’s equity and how the amounts were determined.

The Registrant has disclosed such information in footnote 3, beginning on page F-18.

Consolidated Statements of Cash Flows, page F-6

34.                                 Please tell us where you have disclosed the nature of the “paid in kind interest” amounts included in fiscal 2009 and 2008 of the statements of cash flows.

The Registrant has disclosed such information in footnote 11, section (e), on page F-33.

Note 1.  Long-Lived Assets, page F-10

35.                                 Please revise to disclose the reporting units you use to test goodwill for possible impairment.  In addition, revise Note 4 to disclose the events or circumstances that resulted in the significant goodwill impairment charge with the RFMW reporting unit during fiscal 2009.

The disclosure requested by the Staff has been added.  See pages F-10 and F-25.

Note 3.  Going Private Transaction, page F-17

36.                                 We note the discussion on page F-17 that independent third-party appraisers were engaged to assist management and perform valuations of certain of the tangible and intangible asset acquired.  Please tell us the reliance you placed on the independent third-party appraisers for the valuation of these assets.  In addition, please revise to discuss the methodologies and significant assumptions used to determine the fair values of the assets and liabilities.

Independent third-party appraisers were engaged by the Registrant to prepare valuations and only assisted the Registrant in determining the fair values of certain assets.  The Registrant then performed an allocation of the purchase price based on the estimated fair values of assets acquired and liabilities assumed and in doing so considered the valuation reports by third-party appraisers.  The Registrant reviewed the assumptions and methodologies used in the valuation reports and did not rely exclusively upon any valuation report by the third-party appraisers, but rather incorporated its own assumptions and assessments in determining fair values.  In addition, revisions have been made in response to this comment.  See page F-18.

Note 20.  Guarantor/non-Guarantor Financial Information, page F-52

37.                                 Please tell us what section of Rule 3-10 of Regulation S-X you are relying on to provide consolidating financial information rather than separate financial statements of each issuer or guarantor.  If you are relying on Rule 3-10(d) please tell us where you have disclosed the representations required by paragraphs (d)(1) through (4).

The Registrant respectfully submits that Rule 3-10 of Regulation S-X does not require the Registrant to provide guarantor/non-guarantor financial information.  Rule 3-10(a)(1) of Regulation S-X provides that “every issuer of a registered security that is guaranteed and every guarantor of a registered security must file the financial statements required for a registrant by Regulation S-X.”  The Registrant notes that the shares of common stock it is registering with the Securities and Exchange Commission are equity securities that are not guaranteed by any entity.  The Registrant further notes that it is not a guarantor of any other security that has been registered with the Securities and Exchange Commission.  Accordingly, it is not possible for the Registrant to provide financial statements of guarantors of its common stock and Rule 3-10(a)(1) of Regulation S-X does not require the Registrant to file its standalone financial statements required for a registrant by Regulation S-X.

The Registrant notes that its direct, wholly-owned subsidiary, Aeroflex Incorporated, is the issuer of 11.75% senior notes due 2012 (the “Senior Notes”).  The Senior Notes are guaranteed by certain wholly-owned subsidiaries of Aeroflex Incorporated but are not guaranteed by the Registrant.  Aeroflex Incorporated registered the Senior Notes with the Securities and Exchange Commission and has filed and continues to file its financial statements on Form 10-K or Form 10-Q for the periods specified by Rules 3-01 and 3-02 of Regulation S-X. Accordingly, in accordance with paragraph Rule 3-10(f) of Regulation S-X, Aeroflex Incorporated’s filed financial statements include, in a footnote, condensed consolidating financial information with a separate column for Aeroflex Incorporated (the parent company issuer), the subsidiary guarantors on a combined basis, other non-guarantor subsidiaries on a combined basis, consolidating adjustments and total consolidated amounts.

The Registrant notes that although the guarantor/non-guarantor financial information included in footnote 20 to the financial statements for the Registrant is not required by Rule 3-10 of Regulation S-X, the Registrant has included such information so that the footnotes are consistent with those included in the Form 10-K filed by Aeroflex Incorporated for the year ended June 30, 2009, except that a column was added for the Registrant.  The Registrant believes such information may be of interest to potential investors in its common stock.

The Registrant has revised its disclosure to include an explanatory paragraph indicating that the Registrant is not a guarantor of the Senior Notes and the representations required by paragraphs (f)(1) through (4) as they relate to Aeroflex Incorporated.  See page F-53.

Item 17.  Undertakings, page II-5

38.                                 Please do not change the form of undertakings required for Regulation S-K Item 512.  For example, we note the change you made to the undertaking required by Regulation S K Item 512(i)(1).

The Registrant has revised its disclosure so that the form of undertaking required by Regulation S-K Item 512 has not been changed.  See pages II-5 and II-6.

Exhibit 23.2  Consent of Independent Registered Public Accounting Firm

39.                                 Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

The Registrant has included a currently dated and signed consent from the independent auditors in Amendment No. 1 and will include a currently dated and signed consent in all subsequent amendments.

*****

Amendment No. 1 to the Registration Statement was filed by the Registrant in response to the comments set forth in the Comment Letter.  We respectfully request your prompt review of Amendment No. 1 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call James Nicoll at (212) 756-2497 or Michael R. Littenberg of this firm at (212) 756-2524.

Very truly yours,

/s/ James Nicoll

James Nicoll

CC:	John Adamovich, Jr., Aeroflex Holding Corp.
Michael R. Littenberg, Schulte Roth & Zabel LLP

Annex A

Below are the statements in the Registration Statement that include citations to industry publications, surveys, or other sources of statistics.  Each statement appears above its supporting source.  Following the statements and sources is a chart that summarizes the requested information about each of the sources for the industry data.  The Registrant has confirmed that all industry data included in the Registration Statement represents the most recently published data available from each source by contacting the publisher of such data, and after reasonable inquiry does not have knowledge of other more recent comparable data from other sources.  The Registrant is not affiliated in any way with any of the entities that published the data nor was the Registrant affiliated with the preparation of the data.

“According to Gartner Dataquest, Long Term Evolution, or LTE, network infrastructure spending is forecast to increase from $361.5 million in 2009 to $7.6 billion in 2013, a CAGR of 114.1%.  LTE is one of the 4G wireless protocols.”

“According to Gartner Dataquest, LTE network infrastructure spending is forecast to increase from $361.5 million in 2009 to $1.4 billion in 2010, which is 3.1% of mobile infrastructure revenue, and to $7.6 billion in 2013, or 16.8% of 2013 projected mobile infrastructure revenue, a CAGR of 114.1%.”

Source 1:                                             Gartner, Dataquest Insight: LTE and Mobile Broadband Market, 1Q10 Update (Feb. 2010).

“According to Frost & Sullivan, U.S. government spending on the commercial satellite market, through which 80% of all U.S. DoD satellite bandwith capacity is currently purchased, is forecasted to double from approximately $1 billion in 2010 to approximately $2 billion by 2015.”

Source 2:                                             Frost & Sullivan, World Demand for Commercial Satellite Communications by the U.S. Government and Military Markets (May 2009).

“According to the May 2010 OAG Facts, May 2010 showed growth to a total of 317.5 million seats, or a 6% increase over May 2009 capacity, marking the ninth consecutive month that the overall airline industry saw growth.”

Source 3:                                             OAG Aviation, OAG FACTS MAY 2010: EXECUTIVE SUMMARY (May 2010).

“According to Forecast International, rollout of the Joint Tactical Radio System program is another potential driver of growth in the military communications industry, with the U.S. DoD currently expected to spend approximately $3.2 billion over the next ten years to fund research and development of the program.”

Source 4:                                             Forecast International, Joint Tactical Radio System (June 2010).

“Gartner expects the global smart phone market to expand from 180 million units in 2009 to 647 million units in 2013, a CAGR of 37.7%.”

Source 5:                                             Gartner, Forecast: Smartphones by Operating System and End User Segment, Worldwide,  2007-2013 (Sept. 2009).

“Cisco Systems projects that global mobile traffic will grow at a CAGR of 108% between 2009 and 2014, reaching 3,600 petabytes per month by 2014.”

Source 6:                                             Cisco, Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2009-2014 (Feb. 2010).

“According to the Federal Communications Commission’s March 2010 National Broadband Plan report, Verizon Wireless plans to roll out LTE to its entire footprint, which covers more than 285 million people, by 2013.  The report states that AT&T’s LTE 4G network is scheduled to be rolled out for 2011.”

“Additionally the FCC Broadband Report states that WiMAX has been rolled out in some markets already, and Clearwire plans to cover 120 million people with WiMAX by the end of 2010.”

Source 7:                                             FCC, National Broadband Plan, Chs. 3, 5 (March 2010).

“According to IDC, the wireless test and measurement industry is expected to grow from approximately $2.6 billion in 2010 to approximately $3.8 billion in 2014, a CAGR of 8.9%, mainly driven by the rollout of next generation technology.”

Source 8:                                            IDC, Worldwide Network Test and Measurement 2009—2014 Forecast and 2008 and 1H09 Vendor Shares (Oct. 2009).

“According to Freedonia, sales of CT imaging equipment in the U.S. have grown at a CAGR of 11.2% from 2003 to reach $2.4 billion in 2008 and are expected to reach $4.2 billion by 2013.”

“According to Freedonia, demand for U.S. medical imaging products is expected to grow from approximately $17.5 billion in 2008 to approximately $24 billion in 2013, a CAGR of approximately 6.5%.  In turn, demand for U.S. CT equipment is projected to reach $4.2 billion by 2013.”

Source 9:                                            Freedonia Focus, Freedonia Focus on Medical Imaging Products to 2013 (Sept. 2009).

“According to IDC, worldwide broadband chipset shipments for security applications are projected to increase from 0.2 million in 2009 to 1.7 million in 2014, a CAGR of 53.4%.”

Source 10:                                      IDC, Worldwide Cellular Broadband Chipset 2009-2014 Forecast and Analysis (Dec. 2009).

“According to the most recent U.S. DoD budget, operation and maintenance spending is expected to increase by 8.5% from 2010 to 2011 as existing equipment and technologies are maintained, retrofitted and upgraded, rather than replaced.”

Source 11:                                      United State Department of Defense, Fiscal Year 2011 Budget Request (Feb. 2010).

***

SOURCE	PUBLICLY AVAILABLE	PAID FOR BY THE REGISTRANT	PREPARED FOR USE IN REGISTRATION STATEMENT	CONSENT OBTAINED
Source 1	No	No	No	No(2)
Source 2	No	No	No	Yes
Source 3	Yes	No	No	Yes
Source 4	No	No	No	No(2)
Source 5	No	No	No	No(2)
Source 6	Yes	No	No	No(2)
Source 7	Yes	No	No	No(1)
Source 8	No	No	No	Yes
Source 9	No	No	No	Yes
Source 10	No	No	No	Yes
Source 11	Yes	No	No	No(1)

(1) The Registrant does not believe it is required to obtain consent for this information because the information presented is publicly available.

(2) The Registrant has requested consent from the publisher of such data and expects to be granted consent shortly.